Exhibit 1

TSAKOS ENERGY NAVIGATION LIMITED (TEN)
367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

26 February 2004

TSAKOS ENERGY NAVIGATION (TEN) REPORTS RECORD EARNINGS FOR

FULL YEAR 2003 AND STRONG PROFITS FOR THE FOURTH QUARTER

Board of Directors Declares Semi-Annual Dividend of $0.50 Per Share

With Respect to Second Half 2003 Operations

FOURTH QUARTER HIGHLIGHTS

-	TEN reports EPS of $0.83
-	Company pays semi-annual cash dividend of $0.50 per share in October
-	Sale and time charter back of two suezmaxes
-	Acquisition of VLCC La Madrina

FULL YEAR HIGHLIGHTS

-	TEN reports EPS of $3.44 basic and $3.43 diluted
-	Net income of $59.05 million, more than fifteen times 2002 level
-	Fleet expansion continued with delivery of six new buildings
-	Declares a cash dividend of $0.50 per share payable in April 2004, resulting in a total dividend of $1.00 with respect to 2003 operations versus $0.70 with respect to 2002 operations.

ATHENS, GREECE – February 26, 2004 – Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) today reported results for the fourth quarter and full year 2003.

Net revenues for the fourth quarter of 2003 were $60.42 million compared with $39.24 million in the fourth quarter of 2002. Income before depreciation was $22.84 million in the fourth quarter of 2003 against $3.02 million in the like period of 2002. Net income in the most recent quarter was $14.29 million compared with a loss of ($4.07) million in the fourth quarter of 2002 which included non-cash charges of $11.11 million for valuation adjustments for past and present interest rate swaps of $0.33 million and value impairment of two single-hulled vessels of $10.78 million.

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Basic earnings per share, based on weighted average number of shares outstanding, was $0.83 per share in the fourth quarter of 2003 compared with a loss of ($0.24) in the fourth quarter of 2002.

Net revenues for 2003 were $230.07 million, compared with $123.64 million in 2002, an increase of 86.1%. Income before depreciation was $91.93 million in 2003 versus $28.32 million in the previous year. Net income for 2003 was a record $59.05 million as compared with $3.89 million in 2002, which included the non-cash charges of $11.11 million.

Voyage expenses, defined as variable costs for operation of vessels on voyage charters, for 2003 were $61.33 million versus $32.84 million for 2002, reflecting several more vessels being employed on voyage charters (4,372 days in 2003 versus 2,582 days in 2002). Operating costs increased to $49.92 million as compared to $32.35 million in 2002 reflecting the expanded fleet of vessels (averaging 25.7 vessels against 18 vessels in 2002), higher insurance rates, and the impact of a much weaker U.S. dollar.

Depreciation and dry-docking amortization costs were $40.71 million in 2003 as compared with $28.74 million in 2002, again reflecting TEN’s fleet expansion. Management fees also grew to $4.47 million as compared with $3.24 million in 2002 due to the growing number of vessels. General and administrative expenses rose to $2.42 million from $1.26 million in 2002 reflecting higher legal fees, travel expenses, and public and investor relations costs. Interest and finance costs were $12.38 million in 2003 against $11.39 million in 2002 reflecting lower effective borrowing rates, which largely offset the increase in debt to partially fund the expansion of the fleet.

Vessel operating expenses grew reflecting the increased number and size of TEN’s vessels, but daily operating expenses per vessel costs were reasonably contained, coming in at $5,946 in 2003 versus $5,498 in 2002, despite somewhat higher insurance rates and the impact of the soft U.S. dollar.

“TEN continues to deliver solid financial performance,” stated Mr. D. John Stavropoulos, Chairman of TEN. “Our ability to provide quality service and tonnage to our growing universe of clients and our competitive cost structure are the foundation upon which we are building increasing value for our shareholders. Management’s attention to detail and the benefits of growing scale is reflected in an 86% increase in net revenues, a 389% rise in operating income and a healthy increase in net income.”

FLEET EXPANSION

TEN initiated its aggressive newbuilding program in 1997, which has continually provided strong organic growth. This momentum continued during 2003 when the company added six newbuildings, comprised of two aframaxes and four panamaxes. To date, the program has added sixteen vessels to the fleet. Nikolas P. Tsakos, President and CEO of TEN added, “Our newbuildings scheduled for delivery from 2004 through 2007 total eleven vessels, with three additional vessels on option.” Three of the future vessels are conventional designs, and eight are ice-classed, as are two of the three options.

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Mr. Tsakos noted, “The newbuilding program has given us the ability to design our fleet to meet the evolving needs of our clients and to benefit from the economies of sister ship operations. The most recent newbuilding orders have concentrated on ice-classed vessels for delivery beginning in 2005 reflecting TEN’s view that petroleum transportation needs from ice bound ports of Russia, Canada, and Alaska will grow significantly in this time frame.”

TEN continues to seek out opportunities to leverage its healthy balance sheet to acquire quality second-hand tonnage. For example, in December of 2003, TEN opportunistically purchased a 1994 built double hull VLCC at an attractive price in order to expand the breadth of its fleet at a time when new building slots for such vessels were very restricted.

Assuming no interim retirement of older vessels, the following table illustrates the composition of TEN’s fleet after the firm deliveries cited above.

TYPE	DOUBLE HULL	DOUBLE/SINGLE HULL	SINGLE HULL	TOTAL

VLCC	2			2

Suezmax	10*			10

Aframax	7*		3	10

Panamax	7		1	8

Handysize	5	4		9

	31	4	4	39

* Includes two Suezmaxes and one Aframax chartered-in.

“The impact of our organic growth on our revenue has been dramatic,” Mr. Tsakos continued. “TEN’s newbuildings since 1997 represented approximately 74% of the active fleet in terms of tonnage and produced approximately $51.9 million or 88% of net income in 2003.”

TANKER PROSPECTS

The consensus forecast of industry analysts is that worldwide consumption of oil products will increase by over 1.8% in 2004 spurred by the economic recovery in the U.S. and, to a lesser extent, in Japan and Europe. The expected increasing demand in China and India will also factor heavily into worldwide consumption and demand. This forecast rate of growth would be among the highest in several years. Oil demand has been further supported by the need to rebuild inventories after an unusually cold winter in much of the northern hemisphere. TEN believes the demand side of the equation is well supported by prospects for continued growth in the U.S., Japan, and possibly Europe. Likewise the dynamics at work in India, China, and the Pacific Rim bode well for transportation requirements for petroleum and its products in the coming months and years.

The supply side should experience modest growth in overall tanker capacity over the next several years. Limits on shipyard capacity and regulatory encouragement for early retirement of tonnage, supported by unusually high scrap values, are reasons for optimism about tanker industry prospects. Growing charterer selectivity that has, and will, promote solid demand for well managed, modern tonnage, further supports these fundamentals. TEN has been encouraged by the level of charter rates in the fourth quarter of 2003 and thus far in 2004. It is

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reasonable to expect that the usual seasonal decline in the spring, summer, and fall could have less impact than normal in 2004.

TEN’s OUTLOOK

TEN benefited from the strong spot market for suezmaxes and aframaxes enjoyed during most of 2003, and the timing of its fleet additions has been most fortunate. The further fleet expansion, commencing in June of this year, should also prove accretive. TEN expects future cost pressures from industry-wide increases in insurance rates, a soft dollar, and higher finance costs; nevertheless, firmer charter rates, benefits of increasing scale, and effective cost containment should provide the basis for continued growth in profits.

The Board of Directors has reaffirmed its confidence in the financial strength and future prospects of the company. Earlier today the board declared a cash dividend of $0.50 per share payable April 29, 2004 to holders of record on April 15, 2004. This semi-annual dividend, combined with the dividend of $0.50 per share paid in October 2003, represents a total dividend of $1.00 per share with respect to 2003 operations. This dividend rate compares with $0.70 per share paid with respect to 2002 operations.

CONFERENCE CALL

On Friday, February 27, 2003, at 10:00 A.M. Eastern Time, TEN will host a conference call to review fourth quarter and year-end results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management team, may contain information beyond what is included in the earnings press release.

To participate in the call from United States and Canada, please dial (800) 946-0742 approximately five minutes prior to the start time. To participate in the call outside the United States or Canada, please dial (719) 457-2650 five minutes prior to the start time. The Conference ID is 247025. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialling (888) 203-1112 inside the United States and Canada and (719) 457-0820 outside the United States and entering the Conference ID 247025.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at http://www.firstcallevents.com/service/ajwz399998140gf12.html approximately ten minutes before the start of the call.

Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the broadcast will be available within one hour of the live call.

ABOUT TSAKOS ENERGY NAVIGATION

Including the addition of the M/T La Madrina, TEN currently operates a fleet of 28 vessels (including one chartered-in aframax, the Olympia, and the two suezmaxes, the renamed Cape Baker and Cape Balboa, recently the subject of the sale and charter-back deal). The fleet comprises 2,981,252 DWT and has an average age of 6.8 years, compared to the average for the

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world’s tanker tonnage of 12.8 years. TEN is scheduled to take delivery of a further eleven newbuildings over the next three years. The resulting fleet of 39 vessels with 4,147,052 DWT will include 27 newbuildings (1997-2007) with 3,148,113 DWT. Additionally, the Company has options for 3 more tankers: one handysize tanker for delivery in 2004, and two 1A ice class handysize tankers, which would be delivered in 2007.

VLCC	2 vessels

Suezmaxes	10 vessels[1]

Aframaxes	10 vessels

Panamaxes	8 vessels

Handysize	9 vessels[2]

TOTAL as of February 26, 2004:	39 vessels

1: includes 6 vessels on order/under construction

2: includes 5 vessels on order/under construction

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr.

GCI Group for Tsakos Energy Navigation Ltd.

212-537-8016

trozycki@gcigroup.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial Data (Unaudited)

(In Thousands of U.S. Dollars, except share data)

	Three months ended December 31		Year ended December 31
	2003	2002	2003	2002
STATEMENT OF INCOME DATA
Revenue from vessels	$63,532	$41,144	$241,365	$130,004
Revenue from vessels, net	60,415	39,242	230,069	123,640

Voyage expenses	14,532	11,422	61,325	32,838
Vessel operating expenses	15,277	9,880	49,922	32,347
Depreciation	8,551	7,084	32,877	24,429
Impairment loss	—	10,781	—	10,781
Amortization of deferred drydocking charges	1,946	1,224	7,835	4,315
Provision for doubtful receivables	696	—	696	—
Management fees and G&A expenses	2,329	1,478	6,885	4,500

Operating income	17,085	(2,627)	70,529	14,430

Interest and finance costs, net	(3,540)	(1,676)	(12,375)	(11,385)
Interest Income	88	77	387	736
Foreign currency gains (losses)	(130)	(36)	(389)	(84)
Share of profits of joint-venture	(19)	197	602	197
Gain on sale of vessels	541	—	541	—
Other income/(expense)	261	—	(242)	—

Net income (loss)	$14,286	$(4,065)	$59,053	$3,894

Earnings per share, basic	$0.83	$(0.24)	$3.44	$0.25
Earnings per share, diluted	$0.83	$(0.24)	$3.43	$0.25

Weighted average number of shares outstanding
Basic	17,169,623	17,037,401	17,153,750	15,717,065
Diluted	17,210,602	17,175,240	17,201,456	15,854,904

	December 31	December 31
BALANCE SHEET DATA	2003	2002
Cash and cash equivalents	86,813	39,674

Current assets, including cash	118,013	75,752
Investment in joint-venture	—	10,577
Advances for vessels	33,420	41,963
Vessels Net Book Value	654,662	553,143
Deferred charges	20,454	13,110

Total assets	$826,549	$694,545

Current portion of long-term debt	41,602	30,211

Current liabilities, including current portion of long-term debt	84,341	66,194
Long-term debt, net of current portion	411,018	355,741
Deferred income, net of current portion	16,457	5,166
Total stockholders’ equity	314,733	267,444

Total liabilities and stockholders’ equity	$826,549	$694,545

	Three months ended December 31		Year ended December 31
OTHER FINANCIAL DATA	2003	2002	2003	2002
Net cash from operating activities	$18,600	$9,965	$84,021	$32,745
Net cash (used in) investing activities	$108,447	$(85,810)	$(91,838)	$(256,984)
Net cash from financing activities	$(79,670)	$80,095	$54,957	$230,639

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

		Three months ended December 31		Year ended December 31
		2003	2002	2003	2002
FLEET DATA
Vessel overhead costs per ship per day		$ 937	$785	$734	$683
Average number of vessels during period		27.0	20.5	25.7	18.0
Number of vessels at end of period		27.0	22.0	27.0	22.0
Average age of fleet	Years	6.5	6.8	6.5	6.8
Dwt at end of period (in thousands)		2,681.8	2,226.0	2,681.8	2,226.0

Time charter employment	Days	990	789	3,584	3,088
Period employment (pool and coa) at market rates	Days	660	439	1,993	1,591
Spot voyage employment at market rates	Days	702	518	3,146	1,498

Total operating days		2,352	1,746	8,723	6,177
Total available days		2,484	1,882	9,386	6,587

TCE per ship per day		$ 23,472	$18,962	$22,633	$17,888
Net daily revenue per ship per day		$ 25,687	$22,475	$26,375	$20,016
Operating expenses per ship per day		$ 6,642	$5,819	$5,946	$5,498
Operating cash flow per ship per day		$ 11,367	$8,833	$11,906	$8,208

Year Ended December 31, 2003

Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers
Average number of vessels		1	4	9.4	6.6	4.7
Number of vessels at end of period		1	4	10	8	4

Dwt at end of period (in thousands)	Dwt	301.2	657.2	1,020.8	539.7	162.9
Percentage of total fleet		11.2%	24.5%	38.1%	20.1%	6.1%

Average age at end of period	Years	5.3	1.3	7.6	8.1	17.7

TCE per ship per day		$ 35,500	28,661	23,950	21,475	12,254

Operating expenses per ship per day		$ 165	5,626	6,645	5,705	5,554

Operating cash flow per ship per day		$ 24,659	19,507	12,724	11,723	3,348

Newbuildings and pre-1997 acquired vessels	Year 2003

	Newbuildings	Acquired	Combined
Average number of vessels	14.0	11.7	25.7

Utilization in period	98%	87%	93%

TCE per ship per day	$26,454	$17,317	$22,633
Operating expenses per ship per day	$5,598	$6,283	$5,946

Revenue from vessels, net ($ thousand)	$153,856	$76,213	$230,069
Net income—($ thousand)	$51,935	$9,736	$61,671
(Excludes holding and dormant companies)

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997.

Operational cash flow represents net income before interest, depreciation and amortization

TCE represents gross freight revenue less voyage expenses (excluding any charter-in costs). Commission is not deducted.

TCE rate given for VLCC, a chartered-in aframax and product carrier and two chartered-in suezmaxes takes into account notional operating costs.

Pre-1997 Product carriers, in 2003 data, includes 1995 chartered-in vessel